

2001 Annual Report


1996 Annual Report


A Future Perspective














CUNO Incorporated
Potable Water
Healthcare
Fluid Processing
2000 Annual Report



NASDAQ
Since 1996

In the Food Service segment, we provide a full range of water treatment and filtration systems to help commercial customers throughout the world achieve consistent taste in their food and beverage products. Recently launched ventures with various leading fast food chains and syrup manufacturers also offer promising growth potential.

Well Established in Fluid Processing

We concentrate on critical industrial filtration applications such as automotive paints, specialty coatings, chemicals, oil and gas production, and electronic component manufacturing. In these cases, fine filtration is necessary to meet critical process specifications, reduce defects, and increase cleanliness, all which improve end-product quality and performance while reducing users' operating costs. With various additional New Products planned for launch in 2002 aimed at these critical applications, we are confident that we can maintain our market share and resume solid growth in the market as macroeconomic conditions improve.

Business Mix / Geographic Diversity a Strength

CUNO's three core businesses – Potable Water, Healthcare and Fluid Processing – provide the Company with a strong and balanced business mix. Furthermore, the large "aftermarket" or replacement sales orientation (almost 80% of annual Sales) of our various filtration products provides resilience in the event of weak economic conditions, as was the case in fiscal 2001. In addition, the Company's geographic diversity (i.e. approximately 43% of 2001 sales were generated outside North America) also contributes to the strength and overall resilience of CUNO's business mix.



Investing for the Future

During the past year, despite an increasingly challenging economic environment, we deliberately maintained our long-term focus. We acquired two strategically complementary small companies (Gendron - French healthcare distributor; Testa - Australian water products company), and also invested $11.0 million in a number of key programs, ranging from advanced manufacturing processes to a new production facility in China, which we believe will provide important long term benefits.

In addition to higher RD&E spending, we plan to increase our capital spending in 2002 with continued emphasis on factory modernization and capacity expansion, intensified supply chain management, and increased web-based business processes. These initiatives are an important part of our on-going cost management and margin improvement plans.

Committed to Building Shareholder Value

Despite volatile and weak equity market conditions in calendar 2001, CUNO's stock again performed well; CUNO increased 14% versus a 1% increase by the Russell 2000 and a 21% decline in the NASDAQ Composite. Since the Company's spin-off in September 1996, our stock price has more than doubled (from $15.12 on Sept. 10, 1996 to $30.50 at Dec. 31, 2001), outperforming both the Russell 2000 (up 46%) and the NASDAQ Composite (up 71%) during this period. We remain committed to building shareholder value.

Outlook Positive Despite Challenging Environment

We expect further performance improvement in fiscal 2002 despite the weak global macroeconomic environment and believe we are well positioned for continued long term success. Our New Products are being very well accepted; our growth strategies are on track; our business mix is strong and resilient; our operational priorities and plans are well defined; and we have a proven management team in place.

On behalf of our Board of Directors and the CUNO employees worldwide, thank you for your continued interest and support.

Mark Kachur

Mark G. Kachur
Chairman, President, and Chief Executive Officer

To Our Shareholders

Third Consecutive Year of Record Results

I am pleased to report that our fifth full year as a publicly traded company was distinguished by several significant accomplishments:

- we achieved record financial results for the third consecutive year, including Sales of $244.4 million, EBITDA of $ 41.3 million, and EPS of $1.20 despite the negative effects of the weak U.S. economy and the strong dollar
  - on a currency-adjusted basis, Sales and EPS would have been $255.8 million and $1.31, respectively;
- our operating margin was a record 12.4% (up from 6.7% in 1995);
- New Products Sales were a record $50.5 million (vs. $45.8 million in 2000) and comprised 21% of our total Sales;
- we spent a record $13.7 million in RD&E, further strengthening our New Product "pipeline";
- our stock price performed well in a difficult market environment, increasing 14% between Dec. 31, 2000 and Dec. 31, 2001 following annual increases of 30% in calendar 2000 and 27% in 1999; and
- for the second consecutive year, CUNO was selected by FORBES magazine as one of the "Best 200 Small Companies in America".

New Products Driving Growth

The cornerstone of our growth strategy is the design, manufacture and sale of differentiated New Products. Our New Product efforts are guided by the following principles: must be patentable; proprietary; and offer high value to the end user. We are organizationally aligned to drive new product development. Various cross-functional teams are currently developing more than 20 New Products, with an estimated combined market potential of $1 billion. Most of these products in development are expected to be launched commercially in the next 12-24 months, bolstering our future sales and earnings growth potential.

Successfully Penetrating Emerging Markets

In each of our markets, we are targeting segments which offer high growth potential, whether driven by increased R & D spending (such as in Healthcare), emerging consumer demand (as in Potable Water), or specialized industrial needs (as in Fluid Processing).

Expanding Presence in Healthcare

We have successfully entered the BioPharm market where filtration, separation and purification are critical to the exacting manufacturing processes and typically require 7-10X the filtration media of traditional pharmaceutical drug manufacturing. Our products are now being used on approximately 180 drugs in the latter stages of development. More than a dozen drugs which specify CUNO products are currently in the final stages of FDA approval and should ultimately generate a steady stream of replacement filter revenue for CUNO.

In addition, our Növylon membranes have been well received in the Rapid *In Vitro* (RIV) diagnostic market offering CUNO entry into a high growth segment which demands greater consistency and improved sensitivity. Növylon's superior performance capabilities should allow us to capture a significant share of the current market for membranes used in test kits for pregnancy, infectious diseases, and drugs of abuse.

On a longer term basis, rapid developments in genomics and proteomics have resulted in new opportunities for the development of proprietary membrane-based products. Through development partnerships with key customers, CUNO is engaged in the research and development of new products for use in nucleic acid-based diagnostic tests, pathogen detection in food and water, identification of infectious agents in clinical applications, and the analysis of human genes and disease predisposition.

Potable Water Largest Business Segment

Consumers are increasingly concerned about the safety and efficacy of the residential water supply. We are well positioned to meet this expanding need by supplying advanced filtration products to appliance manufacturers, multi-level marketers, and OEMs who now are actively promoting our products and jointly benefit from their significant aftermarket sales potential. We also provide superior customer service. For example, in fiscal 2001, we initiated a successful aftermarket fulfillment program with a major appliance manufacturer. Additionally, new marketing initiatives in the high-end Kitchen & Bath showrooms and with home builder/contractors are expected to open new markets for our well-known Aqua-Pure brand of residential water filters.

The Year at a Glance...

(in Millions, except EPS)

Sales


$ 179.1
$ 187.5
$ 198.8
$ 220.6
$ 243.1
$ 244.4
1996
1997
1998
1999
2000
2001

EBITDA(2)


$ 24.2
$ 29.1
$ 31.8
$ 33.6
$ 38.0
$ 41.3
(1)
1996
1997
1998
1999
2000
2001

2001 Notable Achievements

- Record Sales in 2001
  - up 5.2% in local currency
- Record EBITDA in 2001
  - EBITDA / Sales increased from 13.5% in 1996 to 16.9% in 2001
- Strong internal cash generation

EPS


$ 0.70
$ 0.81
$ 0.82
$ 0.91
$ 1.05
$ 1.20
(3)
(1)
1996
1997
1998
1999
2000
2001

Capital Expenditures


$ 6.5
$ 7.6
$ 11.9
$ 11.7
$ 12.1
$ 11.0
1996
1997
1998
1999
2000
2001

- Record EPS in 2001
  - up 14% (up 25% on a currency adjusted basis)
- Maintained high level of capital investment in 2001 despite weak U.S. economy

(1) Excludes reorganization and other unusual charges of $ 9.7 million pretax.

(2) Earnings before interest, taxes, depreciation, amortization and non-cash compensation.

(3) Excludes distribution and other nonrecurring costs, and assumes debt associated with the spin-off had been outstanding for the entire year.

Market Data

The Company's Common Stock is quoted on the NASDAQ market under the symbol CUNO. The following table shows the quarterly high and low prices for the last two fiscal years ended October 31:

Quarter	2001		2000	
	High	Low	High	Low
First	$ 31.00	$ 24.00	$ 25.75	$ 19.50
Second	29.00	22.13	29.50	20.94
Third	31.00	23.50	30.25	22.06
Fourth	30.65	22.75	31.00	22.06

As of October 31, 2001 CUNO had approximately 6,000 shareholders of record.

Stock Performance



	12/31/00 through 12/31/01	9/10/96 through 12/31/01
CUNO	13.8%	101.6%
Russell 2000	1.0%	45.7%
NASDAQ Composite	(21.1%)	71.1%

CUNO has performed well relative to the Russell 2000 and NASDAQ Composite.

Visit Our Website at www.cuno.com

1996



A Brief History

CUNO Incorporated is a world leader in the design, manufacturing, and marketing of a comprehensive line of filtration products and systems for the separation, clarification, and purification of liquids and gases. CUNO's core technologies in the materials sciences have generated superior performing membranes, surface chemistries, depth filters, cleanable filters, filter housings, water conditioners, and filtration systems.

CUNO was the surname of the Company's founder, Charles Cuno, who began manufacturing operations in 1912 for a variety of products, primarily for automobiles, in Meriden, Connecticut.

The Company was the Fluid Purification business of Commercial Intertech from 1986 until 1996. On September 10, 1996 CUNO Incorporated was spun-off from Commercial Intertech as an independent, publicly traded company at an initial trading price of $ 15.12 per share (NASDAQ: CUNO).

1997



- Record Sales of $ 187.5 million and EPS of $ 0.81
- Completed secondary offering of 2,165,000 shares of common stock raising $28.1 million (issue price of $ 14.00 per share)
- Stock price reached high of $ 19.13 (October 6)
- Formed U.S. Water Group to service Potable Water market
- Launched BevASSURE®, PolyPro®XL, and Beta-Klean® filter cartridges



1998



- Record Sales of $ 198.8 million; EPS of $ 0.39 (after $ 0.43 in one-time after tax charges)
- Strategic alliance formed with NuSkin to market innovative counter-top water product



- Mark G. Kachur named CEO
- Stock reached high of $ 22.38 (July 1)
- Acquired Chemical Engineering Corporation (water treatment company)
- Launched integrated refrigerator water filtration products



- Formed Specialty Membrane Products Group

Sales by Market Segment

(Millions)



2001 Sales
Potable Water
44%
27%
Healthcare
29%
Fluid Processing
$ 244.4

CUNO is a leading manufacturer of filtration products serving critical filtration,separation,and purification applications found in three major markets: Potable (drinking) Water, Healthcare, and Fluid Processing. We concentrate on applications where filtration is critical to the end product, manufacturing process, or is required to meet high standards of safety and efficacy. Our customers typically understand the operational value of such products; we compete by providing added value to end users,not merely on price.

Sales Summary by Market

(Millions)

Potable Water

Markets Served:

- Residential
- Commercial
- Food Service
- OEMs, Multi-level Marketers and Appliance Manufacturers



$49.3
$50.4
$63.8
$87.6
$101.5
$107.3
1996
1997
1998
1999
2000
2001

CAAGR = 6.4%

$2.5 Billion Market Growing at 8 - 10%

- **2001 Sales up 6%**
  - Up 8% in local currency

Healthcare

Markets Served:

- Pharmaceutical
- BioPharmaceutical
- Diagnostics / LifeSciences
- Food & Beverage



$47.9
$56.8
$61.2
$60.7
$62.8
$65.3
1996
1997
1998
1999
2000
2001

CAAGR = 16.8%

$1.1 Billion Market Growing at 8 - 10%

- **2001 Sales up 4%**
  - Up 11% in local currency

Fluid Processing

Markets Served:

- Paint & Coatings
- Chemicals /Petrochemicals
- Electronics
- General Industrial



$81.8
$80.3
$73.8
$72.3
$78.8
$71.9
1996
1997
1998
1999
2000
2001

CAAGR = (2.5)%

$1.4 Billion Market Growing at 1 - 3%

- **2001 Sales down 9%**
  - Down 3% in local currency

1999



- Record Sales of $ 220.6 million and EPS of $ 0.91.
- Mark G. Kachur named Chairman of Board
- Purchased Process Equipment and Supply Company (distributor)



- Launched Zeta Plus® VR series depth filters, LifeASSURE® nylon prefilters, and Zetapor® multi-zone membranes for the Healthcare market



- Launched PolyNet® and Betafine® XL filters for the industrial market

2000



- Record Sales of $ 243.1 million and EPS of $ 1.05
- New Product Sales of $ 45.8 million (19% of total)
- Potable Water sales reach record $ 101.5 million (vs. $ 49.3 million in 1996)
- Named one of "Best 200 Small Companies in America" by FORBES


2000
Forbes
BEST SMALL COMPANIES

- New family of membranes (e.g. Nōvylon™) introduced for in-vitro diagnostics market



- Stock price reached high of $ 31.00 (November 27)

2001


CUNO

NASDAQ

Since 1996

- **Record Sales of $ 244.4 million and EPS of $ 1.20**
- **New Product Sales of $ 50.5 million (21% of total)**
- **Named one of "Best 200 Small Companies in America" by FORBES (second consecutive year)**


2001
Forbes
BEST SMALL COMPANIES

- **Acquired Testa (Australian water products manufacturer), and Gendron (CUNO distributor in France)**
- **Initiated plan to manufacture products in China**
- **Stock price reached high of $ 31.49 (December 26) and closed at $ 30.50 on December 31, 2001**

Financial Highlights

(In thousands, except per share amounts)	Fiscal Year 2001	2000
Operating Data		
Net sales	$ 244,449	$ 243,074
Operating income	30,411	27,927
Net income	20,013	17,447
Research, development & engineering	13,729	12,893
Depreciation, amortization & noncash compensation	9,973	9,756
Capital expenditures	11,028	12,143
Working capital	55,437	41,921
Long-term debt	2,893	3,422
Stockholders' equity	140,171	119,518
Per Share Data		
Diluted earnings	$ 1.20	$ 1.05
Stockholders' equity	8.55	7.34
Percentage Data		
To net sales:		
Gross profit	44.3%	43.0%
Operating income	12.4%	11.5%
Net income	8.2%	7.2%
To average stockholders' equity:		
Net income	15.4%	15.6%
To total capitalization:		
Long-term debt	2.0%	2.8%
Total debt	10.8%	13.3%

Management's Discussion and Analysis

of Financial Condition and Results of Operations 2001 - 1999

Year Ended October 31, 2001 Compared to Year Ended October 31, 2000

Net Sales

Net sales of $244.4 million in fiscal year 2001 represented a 0.6 percent increase over net sales of $243.1 million in fiscal year 2000. The effects of foreign currency fluctuations reduced net sales in fiscal year 2001 by $11.3 million as compared to fiscal year 2000. Had currency values remained unchanged from fiscal year 2000, net sales in fiscal year 2001 would have been $255.8 million, or 5.2% greater than the prior year.

CUNO's operations are affected by global and regional economic factors. However, the global diversity of the Company's business has helped limit the impact of any one industry or the economy of any single country on its consolidated results. The following table displays the Company's sales by geographic operating segment (dollars in thousands):

	Year Ended			Currency
	October 31, 2001	October 31, 2000	Percent Change	Adjusted Change
North America	$139,745	$135,495	3.1%	3.1%
Europe	35,323	31,501	12.1%	18.5%
Japan	34,390	39,894	(13.8%)	(3.9%)
Asia/Pacific	23,074	22,791	1.2%	11.1%
Latin America	11,917	13,393	(11.0%)	10.9%
Total Sales	$244,449	$243,074	0.6%	5.2%

Sales growth in the Company's North American operations was led by Healthcare (up 12.0 percent) and, to a lesser extent, the Water Group (up 6.4 percent), a worldwide division of CUNO comprised of the potable water segment of the business. Sales into the healthcare market have increased year over year due primarily to an increase in sales to a large diagnostic customer. The Water Group continues to record strong sales with its series of new filters designed for OEM customers who serve various channels of distribution with final sales to U.S. consumers.

The Company's overseas sales decreased $2.9 million or 2.7 percent in fiscal 2001 compared to 2000. Had the value of overseas currencies remained unchanged in fiscal 2001 as compared to fiscal 2000, sales for these operations would have increased $8.4 million or 7.8 percent. In Europe, sales increased 18.5 percent in local currency with this gain spread broadly across the three markets. Sales by the European Water Group increased 30.4 percent due to increased marketing efforts. Sales in Japan were down 3.9 percent on a local currency basis as compared to the same period last year. All markets in Japan have been impacted by the continued downturn in the Japanese economy. Local currency sales growth in Asia/Pacific of 11.1 percent was due in large part to strong gains in the Healthcare market as well as a strong economy in Australia. Local currency sales in Latin America increased 10.9 percent in fiscal 2001 reflecting strong, broad improvements across all markets.

The following table displays the Company's sales by market (dollars in thousands):

	Year Ended October 31, 2001	Year Ended October 31, 2000	Percent Change	Currency Adjusted Change
Potable Water	$107,263	$101,483	5.7%	7.7%
Fluid Processing	71,898	78,781	(8.7%)	(2.6%)
Healthcare	65,288	62,810	3.9%	11.1%
Total Sales	$244,449	$243,074	0.6%	5.2%

On a currency-adjusted basis, all geographic operating segments continued to achieve sales increases in the potable water segment. This dollar increase was driven by strong sales in North America associated with OEM customers, direct marketing companies, and appliance manufacturers, as well as increased foreign potable water sales (up 14.8 percent on a currency adjusted basis). Fluid processing is the Company's most cyclical market and has been most impacted by the U.S. economic slowdown. Healthcare sales continue to benefit from a continued focus by management on competitively favorable niches. On a currency-adjusted basis, international healthcare sales increased $4.5 million or 10.6 percent over fiscal year 2000.

Gross Profit

The Company's gross profit increased $3.9 million to $108.4 million in fiscal year 2001 from $104.5 million in 2000. Gross profit as a percentage of net sales increased from 43.0 percent in 2000 to 44.3 percent in 2001. The primary factor that contributed to the improved gross margin in 2001 was the market mix of sales (increased Healthcare sales which generally carry higher margins combined with decreased Fluid Processing sales which generally carry lower margins).

Operating Expenses

Selling, general and administrative ("SG&A") expenses increased $0.6 million in fiscal year 2001 over fiscal 2000, representing a 0.9 percent increase. Expense categories within SG&A reflected nominal increases or decreases consistent with the Company's cost-management strategy. Research, development and engineering expenses increased 6.5 percent to $13.7 million in fiscal 2001, reflecting the Company's continued focus on developing new products and technologies. As a percentage of sales, research, development and engineering expenses were 5.6 percent of sales in fiscal 2001 compared to 5.3 percent of sales in fiscal 2000.

Operating Income

As a result of the above, operating income increased $2.5 million, or 8.9 percent, to $30.4 million or 12.4 percent of sales in fiscal 2001 as compared to $27.9 million or 11.5 percent of sales in fiscal 2000.

Nonoperating Activity

Interest income increased by $0.6 million to $0.9 million in fiscal year 2001 reflecting the Company's increased level of invested cash. (see Liquidity and Capital Resources below). No other material nonoperating activity occurred in either of the two fiscal years.

Income Taxes

The Company's effective income tax rate for fiscal year 2001 was 35.0% as compared to 36.8% in fiscal year 2000. The tax rate in 2001 was favorably impacted by the utilization and benefit of operating loss carryforwards, marginally lower worldwide tax rates, and a change in the mix of income attributed to the various countries in which the Company does business.

Year Ended October 31, 2000 Compared to Year Ended October 31, 1999

Net Sales

Net sales of $243.1 million in fiscal year 2000 represented a 10.2 percent increase over net sales of $220.6 million in fiscal year 1999. The majority of this increase can be attributed to an increase in the unit volume (vs. price) of worldwide sales. The effects of foreign currency fluctuations reduced net sales in fiscal year 2000 by $4.5 million as compared to fiscal year 1999. Had currency values remained unchanged from fiscal year 1999, net sales in fiscal year 2000 would have been $247.6 million, or 12.2% greater than the prior year.

CUNO's operations are affected by global and regional economic factors. However, the global diversity of the Company's business has helped limit the impact of any one industry or the economy of any single country on its consolidated results. The following table displays the Company's sales by geographic operating segment (dollars in thousands):

	Year Ended			Currency
	October 31, 2000	October 31, 1999	Percent Change	Adjusted Change
North America	$135,494	$124,990	8.4%	8.4%
Europe	31,501	32,985	(4.5%)	10.1%
Japan	39,895	29,373	35.8%	25.0%
Asia/Pacific	22,791	22,270	2.3%	7.0%
Latin America	13,393	10,966	22.1%	30.9%
Total Sales	$243,074	$220,584	10.2%	12.2%

Sales growth in the Company's North American operations was led by the Water Group (up 16.2 percent), a worldwide division of CUNO comprised of the potable water segment of the business. The Water Group continues to record strong sales with its series of new filters designed for OEM customers who serve various channels of distribution with final sales to U.S. consumers. Additionally, sales into the fluid processing market have continued to improve in the U.S. while sales into the healthcare market have declined year over year due mostly to a decline in sales to a large diagnostic customer.

The Company's overseas sales increased $12.0 million or 12.5 percent in 2000 compared to 1999. Had the value of overseas currencies remained unchanged in fiscal 2000 as compared to fiscal 1999, sales for these operations would have increased $16.5 million or 17.2 percent. In Europe, sales increased 10.1 percent in local currency with this gain spread broadly across the three markets. Sales in Japan were 35.8 percent higher as compared to the same period last year, and 25.0 percent higher when expressed in local currency, reflecting strong double-digit sales growth in all three markets. Local currency sales growth in Asia/Pacific of 7.0 percent was due in large part to strong gains in the potable water market as well as a general recovery of the Southeast Asian economy. Local currency sales in Latin America increased 30.9 percent in fiscal 2000 reflecting strong, broad improvements across all markets.

The following table displays the Company's sales by market (dollars in thousands):

	Year Ended			Currency
	October 31, 2000	October 31, 1999	Percent Change	Adjusted Change
Potable Water	$101,483	$87,649	15.8%	17.1%
Fluid Processing	78,781	72,269	9.0%	11.0%
Healthcare	62,810	60,666	3.5%	6.7%
Total Sales	$243,074	$220,584	10.2%	12.2%

On a currency-adjusted basis, all geographic operating segments experienced sales increases in the potable water segment. This dollar increase was driven by strong sales (up 16.2 percent) in North America associated with OEM customers, direct marketing companies, and appliance manufacturers, as well as increased foreign potable water sales (up 21.7 percent on a currency-adjusted basis). The increase in fluid processing sales primarily reflects the strengthening worldwide demand in the electronics and oil & gas markets. A decline in sales to a large diagnostic customer in North America was the primary reason for decreased North American healthcare sales in fiscal 2000 as compared to fiscal 1999. However, on a currency-adjusted basis, international healthcare sales increased $6.7 million or 17.8 percent over fiscal year 1999.

Gross Profit

The Company's gross profit increased $7.9 million to $104.5 million in fiscal year 2000 from $96.6 million in 1999. Gross profit as a percentage of net sales was relatively flat - 43.8 percent in 1999 vs. 43.0 percent in 2000. The primary factor that contributed to the lower gross margin in 2000 was lower sales volume in the North American healthcare market which generally carries a higher margin than most products in the other markets. Also, the Company's gross profit was negatively impacted by a strong U.S. dollar prevailing throughout much of fiscal 2000. The strong U.S. dollar negatively impacts the cost of products and components manufactured in the US and shipped to overseas subsidiaries.

Operating Expenses

Selling, general and administrative expenses increased $2.5 million in fiscal year 2000 over fiscal year 1999, representing a 4.0 percent increase. Selling expenses accounted for $1.7 million of this growth, primarily reflecting the continued growth of programs that support the worldwide growth of the Water Group. Noncash compensation associated with employee stock plans decreased $0.5 million, reflecting a planned vesting of a significant program in fiscal year 1999. All other expense categories reflected minor increases consistent with normal incentive and inflation-based increases. Research, development and engineering expenses increased $1.2 million or 10.2 percent reflecting the Company's continued focus on the development of new products and technologies.

Operating Income

As a result of the above, operating income increased $4.3 million, or 18.1 percent, to $27.9 million or 11.5 percent of sales in fiscal year 2000 as compared to $23.7 million or 10.7 percent of sales in fiscal year 1999.

Nonoperating Activity

Interest expense decreased by $0.5 million to $0.7 million in fiscal year 2000 reflecting the Company's continued reduction in the level of debt outstanding (see Liquidity and Capital Resources below). No other material nonoperating activity occurred in either of the two fiscal years.

Income Taxes

The Company's effective income tax rate for fiscal year 2000 was 36.8% as compared to 34.9% in fiscal year 1999. The tax rate in 1999 was favorably impacted by tax benefits related to 1996 spin-off expenses that were previously considered nondeductible. This one-time benefit served to reduce the 1999 effective tax rate by 1.8%. Most other factors were not significant and, on a net basis, were relatively consistent year over year.

Liquidity And Capital Resources

The Company assesses its liquidity in terms of its ability to generate cash to fund operating and investing activities. Of particular importance to the management of liquidity are cash flows generated from operating activities, capital expenditure levels and adequate external financing alternatives.

The Company manages its worldwide cash requirements with consideration of the cost effectiveness of the available funds from the many subsidiaries through which it conducts its business. Management believes that its existing cash position and other available sources of liquidity are sufficient to meet current and anticipated requirements for the foreseeable future.

Set forth below is selected key cash flow data (in thousands of dollars):

Source / (Use) of Cash	Year Ended October 31, 2001	2000
Operating activities:		
Net cash provided by net income plus depreciation, amortization and non-cash compensation	$29,986	$27,203
Inventory	(1,654)	3,511
Accounts receivable	2,890	(4,160)
Accounts payable and accrued expenses	90	3,698
Net cash provided by operating activities	27,944	34,523
Investing activities:		
Acquisitions of companies, net of cash acquired	(4,489)	(2,885)
Proceeds from surrender of life insurance policies	–	569
Capital expenditures	(11,028)	(12,143)
Financing activities:		
Net change in total debt	(606)	(11,103)
Retirement of Common Stock	–	(1,154)

The net cash provided by net income plus depreciation, amortization and non-cash compensation is an important measurement of cash generated from the earnings process before significant non-cash charges. Net income plus depreciation, amortization and non-cash compensation of $30.0 million increased 10.2 percent in fiscal 2001 as compared to fiscal 2000 primarily reflecting the Company's increased gross profit and improved operating profit margin as discussed above. The reduction in cash provided by inventories reflects changes in the timing of production and certain sales shipments. The improvement in cash provided by accounts receivable reflects the Company's continued strong management of collection efforts. The reduction in cash provided by accounts payable and accrued expenses relates to the overall timing of the Company's cash disbursements.

In the second quarter of fiscal 2001, CUNO closed on two acquisitions – a product line in Australia and a distributor in Europe – for a total cost of $4.5 million. These acquisitions did not have a material effect on the Company's historical financial statements or pro forma operating results. In the second quarter of fiscal 2000, the Company made a contingent consideration payment of $2.9 million related to the previous acquisition of Chemical Engineering Corporation (CEC). This payment was recorded as additional goodwill. There will be no future contingency payments related to the CEC acquisition. The acquisition of CEC included certain life insurance policies on key officers of CEC. In the second quarter of 2000, CUNO elected to surrender these policies for their cash surrender value upon settlement. Capital expenditures amounted to $11.0 million in 2001 compared to $12.1 million in 2000. Expenditures in both periods were primarily comprised of building additions and purchases of machinery and equipment for the expansion of manufacturing capabilities.

During the first quarter of 2000, a significant portion of the Company's outstanding performance shares vested. In connection therewith, the Company utilized $1.2 million in cash to pay applicable employee withholding taxes on the common shares earned in return for shares of the Company's Common Stock then retired.

Other selected financial data at October 31, follows (amounts in thousands):

	2001	2000
Long term debt, less current portion	$ 2,893	$ 3,422
Stockholders' equity	140,171	119,518
Ratio of long term debt to total capitalization	2%	3%

Market Risk Disclosures

Foreign Currency Risk

Approximately 43% of the Company's operations consist of sales and manufacturing activities in foreign countries. The Company manufactures a significant portion of its products in the U.S. and sells some of these products to affiliated companies overseas. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's currency exposures vary, but are concentrated in the Japanese yen, Singapore dollar, Australian dollar, British pound, Brazilian real, Argentine peso, and the Euro.

The Company utilizes forward foreign exchange contracts to hedge specific exposures relating to intercompany payments (primarily parent company export sales to subsidiaries at pre-established U.S. dollar prices) and other specific and identified exposures. The terms of the forward foreign exchange contracts are matched to the underlying transaction being hedged, and are typically under one year. Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction. The Company generally does not hedge overseas sales denominated in foreign currencies or translation exposures. The Company does not enter into financial instruments for speculation or trading purposes.

The Company utilizes bank loans and other debt instruments throughout its worldwide operations. To mitigate foreign currency risk, such debt is generally denominated in the underlying local currency of the branch or subsidiary. In certain limited and specific instances, the Company will manage risk by denominating a portion of debt outstanding in a currency other than the local currency.

Interest Rate Risk

The Company's interest income and expense are most sensitive to changes in the general level of U.S. and Japanese interest rates. In this regard, changes in these interest rates may affect the interest paid on debt. To mitigate the impact of fluctuations in U.S. and Japanese interest rates, the Company periodically evaluates alternative interest rate arrangements.

Below is a table detailing, by maturity date, the Company's debt portfolio and the associated interest rates for the fiscal years ended October 31, (dollars in thousands):

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Bank loans	$13,266	—	—	—		—	$13,266	$13,266
Avg. Interest Rate							0.67%	
Long-term Debt:								
Fixed Rate	$ 728	$ 844	$ 843	$ 168	$ 165	$ 873	$ 3,621	$ 3,888
Avg. Interest Rate	5.83%	5.79%	5.79%	4.97%	4.97%	5.01%	5.54%	

Other Matters

Inflation

Inflation had a negligible effect on the Company's operations during fiscal years 2001 and 2000. The Company estimates that inflationary effects, in the aggregate, were generally recovered or offset through increased pricing or cost reductions in both fiscal years.

Forward Looking Information

Because CUNO wants to provide shareholders with more meaningful and useful information, this annual report contains statements relating to future events and the predicted performance of CUNO which may constitute forward-looking statements, as defined under the Private Securities Litigation Act. CUNO has tried, wherever possible, to identify these "forward looking" statements by using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the Company's current beliefs and are based on information currently available to it. Accordingly, these statements are subject to risks and uncertainties which could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks and uncertainties include the following: limited history as a stand-alone company; economic and political conditions in the foreign countries in which the Company conducts a substantial part of its operations and other risks associated with international operations including taxation policies, exchange rate fluctuations and the risk of expropriation; the Company's ability to protect its technology, proprietary products and manufacturing techniques; volumes of shipments of the Company's products, changes in the Company's product mix and product pricing; costs of raw materials; the rate of economic and industry growth in the United States and the other countries in which the Company conducts its business; changes in technology, changes in legislative, regulatory or industrial requirements and risks generally associated with new product introductions and applications; and domestic and international competition in the Company's global markets. CUNO undertakes no obligation to publicly release revisions to the forward-looking statements to reflect new events or circumstances.

Report of Ernst & Young LLP, Independent Auditors

Stockholders and Board of Directors

CUNO Incorporated

We have audited the accompanying consolidated balance sheets of CUNO Incorporated as of October 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CUNO Incorporated at October 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Hartford, Connecticut

December 11, 2001

Consolidated Statements of Income

(in thousands, except share amounts)

Year Ended October 31,	2001	2000	1999
Net sales	$244,449	$243,074	$220,584
Operating expenses:			
Cost of products sold	136,069	138,589	124,034
Selling, general and administrative	64,240	63,665	61,193
Research, development and engineering	13,729	12,893	11,704
	214,038	215,147	196,931
Operating income	30,411	27,927	23,653
Nonoperating income:			
Interest expense	(545)	(695)	(1,202)
Other income	931	363	323
	386	(332)	(879)
Income before income taxes	30,797	27,595	22,774
Income taxes (benefit):			
Current	11,576	7,490	7,632
Deferred	(792)	2,658	311
	10,784	10,148	7,943
Net income	$20,013	$17,447	$14,831
Basic earnings per common share	$1.23	$1.08	$0.92
Diluted earnings per common share	$1.20	$1.05	$0.91
Basic shares outstanding	16,308,563	16,195,843	16,064,159
Diluted shares outstanding	16,689,934	16,629,233	16,336,373

See accompanying Notes.

Consolidated Balance Sheets

(in thousands, except share amounts)

October 31,	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$25,628	$13,814
Accounts receivable (less allowances for doubtful accounts of $1,336 and $1,395, respectively)	48,546	52,239
Inventories	24,590	24,087
Deferred income taxes	5,971	6,414
Prepaid expenses and other current assets	4,329	2,101
Total current assets	109,064	98,655
Noncurrent assets		
Deferred income taxes	2,300	1,168
Intangible assets, net	27,725	23,971
Other noncurrent assets	1,941	1,918
Property, plant and equipment, net	65,595	63,187
Total assets	$206,625	$188,899
Liabilities and Stockholders' Equity		
Current liabilities		
Bank loans	$13,266	$14,233
Accounts payable	16,606	17,978
Accrued payroll and related taxes	12,294	11,851
Other accrued expenses	7,265	7,675
Accrued income taxes	3,468	4,251
Current portion of long-term debt	728	746
Total current liabilities	53,627	56,734
Noncurrent liabilities		
Long-term debt, less current portion	2,893	3,422
Deferred income taxes	4,005	4,786
Retirement benefits	5,929	4,439
Total noncurrent liabilities	12,827	12,647
Stockholders' Equity		
Preferred Stock, $.001 par value: 2,000,000 shares authorized; no shares issued	–	–
Common Stock, $.001 par value: 50,000,000 shares authorized; 16,392,244 and 16,279,198 shares issued and outstanding	16	16
Treasury Stock, at cost (2,747 and 747 shares)	(57)	–
Additional paid-in-capital	42,602	39,814
Unearned compensation	(957)	(1,120)
Accumulated other comprehensive (loss) income:		
Foreign currency translation adjustments	(5,224)	(3,546)
Change in fair value of derivative financial instruments	94	–
Minimum pension liability	(670)	–
Retained earnings	104,367	84,354
Total stockholders' equity	140,171	119,518
Total liabilities and stockholders' equity	$206,625	$188,899

See accompanying Notes.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Common Stock	Treasury Stock	Additional Paid-in Capital	Unearned Compen-sation	Accumulated Other Com-prehensive Income (loss)	Retained Earnings	Total Stockholders' Equity
Balance at October 31, 1998	$ 16	$ _	$37,780	$(2,742)	$ 3,171	$ 52,076	$ 90,301
Net income						14,831	14,831
Other comprehensive income:							
Foreign currency translation adjustments					(3,255)		(3,255)
Minimum pension liability adjustment, net of income taxes of $724					524		524
Comprehensive income							12,100
Amortization of unearned compensation				1,184			1,184
Shares awarded under employee stock plans			2,501	(2,209)			292
Shares issued to employee benefit plans			599				599
Stock options exercised			118				118
Unearned compensation adjustments			(1,081)	1,081			-
Other			(138)	118			(20)
Balance at October 31, 1999	16	_	39,779	(2,568)	440	66,907	104,574
Net income						17,447	17,447
Other comprehensive income–							
Foreign currency translation adjustments					(3,986)		(3,986)
Comprehensive income							13,461
Amortization of unearned compensation				610			610
Shares awarded under employee stock plans			816	(96)			720
Shares issued to employee benefit plans			650				650
Stock options exercised			254				254
Retirement of Common Stock			(1,154)				(1,154)
Unearned compensation adjustments			(934)	934			–
Tax benefit on stock-based compensation			403				403
Balance at October 31, 2000	16	_	39,814	(1,120)	(3,546)	84,354	119,518
Net income						20,013	20,013
Other comprehensive income–							
Foreign currency translation adjustments					(1,678)		(1,678)
Change in fair value of derivative financial instruments, net of deferred income taxes of $50					94		94
Minimum pension liability adjustment, net of income taxes of $418					(670)		(670)
Comprehensive income							17,759
Amortization of unearned compensation				727			727
Shares awarded under employee stock plans			1,532	(564)			968
Shares issued to employee benefit plans			632				632
Stock options exercised			496				496
Purchase of Treasury Stock		(57)					(57)
Tax benefit on stock-based compensation			128				128
Balance at October 31, 2001	$ 16	$(57)	$42,602	$(957)	$(5,800)	$104,367	$140,171

See accompanying Notes.

Consolidated Statements of Cash Flows

(in thousands)

Year Ended October 31,	2001	2000	1999
Operating activities			
Net income	$20,013	$17,447	$14,831
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,052	8,866	8,275
Noncash compensation recognized under employee stock plans	921	890	1,379
Gain on sales of property, plant and equipment	(59)	(17)	(44)
Pension costs in excess of (less than) funding	(347)	304	(214)
Deferred income taxes	(792)	2,658	393
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	2,890	(4,160)	(4,940)
Inventories	(1,654)	3,511	(2,135)
Accounts payable and accrued expenses	90	3,698	3,740
Accrued income taxes	(474)	887	3,583
Prepaid expenses and other	(1,696)	439	(474)
Net cash provided by operating activities	27,944	34,523	24,394
Investing activities			
Proceeds from sales of property, plant and equipment	104	72	61
Proceeds from surrender of life insurance policies	–	569	–
Acquisition of companies, net of cash acquired	(4,489)	(2,885)	(1,000)
Capital expenditures	(11,028)	(12,143)	(11,695)
Net cash used for investing activities	(15,413)	(14,387)	(12,634)
Financing activities			
Proceeds from long-term debt	–	5,200	6,100
Principal payments on long-term debt	(969)	(12,159)	(17,068)
Net repayments under short-term bank loans	363	(4,144)	908
Retirement of Common Stock	–	(1,154)	–
Acquisition of Treasury Stock	(57)	–	–
Proceeds from stock options exercised	496	254	118
Net cash used for financing activities	(167)	(12,003)	(9,942)
Effect of exchange rate changes on cash and cash equivalents	(550)	(505)	(65)
Net change in cash and cash equivalents	11,814	7,628	1,753
Cash and cash equivalents at beginning of year	13,814	6,186	4,433
Cash and cash equivalents at end of year	$25,628	$13,814	$6,186
Supplemental disclosures			
Cash paid for:			
Interest	$ 572	$ 760	$1,236
Income taxes	12,261	6,286	2,523

See accompanying Notes.

NOTE 1 - ORGANIZATION AND ACCOUNTING POLICIES

Organization:

CUNO Incorporated (the "Company" or "CUNO") designs, manufactures and markets a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. The Company's products, which include proprietary depth filters and semi-permeable membrane filters, are sold in the potable water, healthcare, and fluid processing markets throughout the world.

Consolidation:

The accounts of the Company and all of its subsidiaries are included in the consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents consist of time deposits in financial institutions.

Inventories:

Inventories are stated at the lower of cost or market. Inventories in the United States are primarily valued by the last-in, first-out (LIFO) cost method. The method used for all other inventories is first-in, first-out (FIFO). Approximately 48 and 42 percent of worldwide inventories in 2001 and 2000, respectively, are accounted for using the LIFO method. Inventories as of October 31 consisted of the following (in thousands):

	2001	2000
Raw materials	$10,692	$10,814
Work in process	2,868	2,435
Finished goods	11,030	10,838
	$24,590	$24,087

If all inventories were valued by the FIFO method, which approximates replacement cost, inventories would have been $2,900,000 higher in 2001 and $2,805,000 higher in 2000.

Intangibles:

Intangible assets as of October 31 follow (in thousands):

	2001	2000
Goodwill, less accumulated amortization (2001 - $9,105; 2000 - $8,321)	$26,336	$23,222
Pension intangible asset	720	–
Other intangibles, less accumulated amortization (2001 - $24,850; 2000 - $24,770)	669	749
	$27,725	$23,971

Goodwill, which is the excess of cost over the fair value of net assets acquired, has historically been amortized on a straight-line basis over periods ranging from 10 to 40 years. See "Newly Issued Accounting Standards" below.

Other intangibles, including patents, know-how and trademarks, are stated at their appraised value on the acquisition date less accumulated amortization, which is provided using the straight-line method over periods ranging from 10 to 25 years.

Properties and Depreciation:

Property, plant and equipment are recorded at cost. Buildings and equipment are depreciated principally by the straight-line method over their useful lives, ranging from 10 to 40 years for buildings and 3 to 20 years for machinery and equipment.

Impairment of Long-Lived Assets:

In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is required.

Income Taxes:

The Company uses the liability method in measuring the provision for income taxes and recognizing deferred income tax assets and liabilities in the balance sheet. Deferred income tax assets and liabilities principally arise from differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred income tax balances are determined using provisions of currently enacted tax laws; the effects of future changes in tax laws or rates are not anticipated.

Provisions are made for income taxes on undistributed earnings of foreign subsidiaries which are expected to be remitted to the Company in the near term. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of any unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

Translation of Foreign Currencies:

Revenue and expense accounts are translated at the average exchange rate for the year while all assets and liability accounts are translated at the end of year exchange rate. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

Revenue Recognition:

Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is considered to have occurred upon shipment of the finished product. Shipping and handling costs associated with sales are charged to cost of sales.

Research and Development:

Costs associated with the development of new products and improvements to existing products are charged to operations as incurred. Research and development costs were $7,343,000, $6,508,000, and $5,599,000 in 2001, 2000 and 1999, respectively.

Advertising:

Advertising costs are expensed as incurred and included in "selling, general and administrative expenses." Advertising expenses were $2,774,000, $3,203,000, and $3,469,000 in 2001, 2000, and 1999, respectively.

Employee Stock Options:

The Company accounts for employee stock options under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accounting for the issuance of stock options under the provisions of APB Opinion No. 25 typically does not result in compensation expense for the Company since the exercise price of options is normally established at the market price of the Company's Common Stock on the date granted.

Other Income:

Other income as reported in the accompanying Consolidated Statements of Income for the years ended October 31 consisted of the following (amounts in thousands):

	2001	2000	1999
Interest income	$944	$364	$199
Exchange gains	46	5	120
Gains on sales of property, plant and equipment	59	17	44
Other expenses	(118)	(23)	(40)
Total	$931	$363	$323

Earnings Per Share:

The following table sets forth the computation of basic and diluted earnings per share for the years ended October 31:

	2001	2000	1999
Numerator:			
Net Income	$20,013,000	$17,447,000	$ 14,831,000
Denominators:			
Weighted average shares outstanding	16,367,826	16,326,697	16,233,591
Issued but unearned performance shares	(762)	(67,636)	(110,322)
Issued but unearned restricted shares	(58,501)	(63,218)	(59,110)
Denominator for basic earnings per share	16,308,563	16,195,843	16,064,159
Weighted average shares outstanding	16,367,826	16,326,697	16,233,591
Effect of dilutive employee stock options	322,108	302,536	102,782
Denominator for diluted earnings per share	16,689,934	16,629,233	16,336,373
Basic earnings per share	$1.23	$1.08	$ 0.92
Diluted earnings per share	$1.20	$1.05	$ 0.91

Foreign Currency Exchange Contracts:

The Company utilizes forward foreign exchange contracts to hedge specific exposures relating primarily to export sales with pre-established U.S. dollar amounts at specified dates. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. Open, matured and terminated contracts are marked to market for changes in the spot exchange rate with resulting gains and losses recognized in the Financial Statements. See "Newly Issued Accounting Standards" below.

Uses of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Newly Issued Accounting Standards:

FASB 133

As of November 1, 2000, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). The adoption of Statement 133 did not effect the Company's financial statements since the accounting treatment from the financial instruments held at the time did not change.

As a result of adoption of Statement 133, the Company recognizes all derivative financial instruments, such as interest rate swap contracts and foreign exchange conracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred income taxes. Changes in fair values of derivatives not qualifying as hedges are reported in income.

Statement 141 and 142

In June 2001, the FASB issued Statement No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Under the latter new statement, goodwill (and other intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will be amortized over their useful lives.

The Company will apply No. 142 to existing goodwill and other intangible assets beginning November 1, 2001 (first quarter of fiscal 2002) and No. 141 to all future acquisitions. No impairment will result from the initial adoption of No. 142. Further, had No. 142 been in effect as of the beginning of fiscal 2001, amortization expense would have been reduced by $1,316,000 and net income would have been increased by $1,260,000 or approximately $0.07 per share.

Reclassifications:

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

NOTE 2 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of October 31 is comprised of the following (in thousands):

	2001	2000
Land and land improvements	$6,064	$6,335
Buildings	30,326	29,691
Machinery and equipment	82,907	77,728
Construction in progress	15,086	11,844
	134,383	125,598
Less accumulated depreciation	68,788	62,411
	$65,595	$63,187

Depreciation expense was $7,898,000 in 2001, $7,649,000 in 2000, and $6,939,000 in 1999.

NOTE 3 - DEBT

Debt amounted to $3,621,000 and $4,168,000 at October 31, 2001 and 2000, respectively, and primarily relates to debt instruments used to finance certain capital expenditures and acquisitions, including certain debt which has been discounted at 6.0 percent and is payable over five years. Principal payments due after October 31, 2001 are: 2002 - $728,000; 2003 - $844,000; 2004 - $843,000; 2005 - $168,000; 2006 - $165,000 and thereafter - $873,000.

Outstanding bank loans at October 31, 2001 and 2000 had weighted average interest rates of 0.67 and 1.3 percent in 2001 and 2000, respectively. The bank loans and unused short-term lines of credit are payable upon demand and are unsecured. There are no significant commitment fees related to the bank loans or unused lines of credit.

The Company had available uncommitted, unused short-term lines of credit in various countries totaling approximately $16.3 million at October 31, 2001. Borrowings under the unused short-term lines of credit are subject to the bank's approval.

NOTE 4 - CAPITAL STOCK

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock, par value $.001 per share.

Common Stock

Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by shareholders. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preferences of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may issue in the future.

Preferred Stock

The authorized class of Preferred Stock may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof as the Board of Directors determines. The rights, priorities, preferences, qualifications, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock which ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets upon liquidation. In addition, the Board is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding.

Stockholder Rights Plan

The Company has a Stockholder Rights Plan, pursuant to which a preferred share purchase right (a "Right") is associated with, and trades with, each share of Common Stock outstanding. Each Right, when it becomes exercisable, entitles its holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock"), par value $.001 per share, of the Company at a price of $60 per one-hundredth share, subject to adjustment. The Rights are not exercisable until the earlier of (i) the acquisition of 15% or more of the Company's Common Stock by a person or group of affiliated persons (an "Acquiring Person"); or (ii) 10 days following the commencement or announcement of an intention to make a tender or exchange offer which would result in a person or group becoming an Acquiring Person. Each holder of a Right will have the right to receive, upon exercise, the number of shares of Common Stock or one-hundredths of a share of Series A Preferred Stock having a value (immediately prior to such triggering event) equal to two times the exercise price of such Right. In the event that the Company is acquired in a merger or acquisition, as defined, each holder of a Right shall have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The Rights expire on August 8, 2006.

NOTE 5 - OPERATING LEASES

The Company has certain lease agreements for various facilities and equipment. Rent expense under operating leases was approximately $2,430,000 in 2001, $2,694,000 in 2000, and $2,812,000 in 1999.

Future minimum lease payments under noncancellable operating leases with an initial term of one year or more at October 31, 2001 were as follows: 2002 - $2,087,000; 2003 - $1,752,000; 2004 - $1,500,000; 2005 - $1,452,000; and 2006 - $1,475,000.

NOTE 6 - BENEFIT PLANS

The Company has noncontributory defined benefit plans for substantially all of its U.S. employees. Pension benefits for the hourly employees covered by these plans are expressed as a flat benefit rate times years of continuous service. Benefits for salaried employees are based upon a percentage of the employee's average compensation during the preceding ten years, reduced by 50 percent of the Social Security Retirement Benefit. The Company funds amounts at least sufficient to exceed the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be deemed appropriate.

The Company also has contributory defined benefit pension plans covering its employees in Japan. Benefits under these plans are based on years of service and compensation in the period immediately preceding retirement. Funding is predicated on minimum contributions as required by local laws and regulations plus additional amounts, if any, as may be deemed appropriate.

The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at October 31, 2001 and 2000 for the Company's U.S. and Japanese defined benefit pension plans (in thousands):

	2001	2000	
	Plans Whose Accumulated Benefits Exceed Assets	Plans Whose Assets Exceed Accumulated Benefits	Plans Whose Accumulated Benefits Exceed Assets
Projected benefit obligation	$ (38,806)	$(21,162)	$(13,051)
Market value of plan assets	$ 27,009	$ 23,277	$ 6,908
Projected benefit obligation less than			
(in excess of) plan assets	(11,797)	2,115	(6,143)
Unrecognized net (gain) loss	7,426	(3,871)	1,592
Unrecognized prior service cost	1,304	1,349	201
Unrecognized transition obligation	(666)	—	318
Additional minimum liability	(2,196)	—	—
Net pension liability	$ (5,929)	$ (407)	$ (4,032)

In fiscal 2001, all of the Company's pension plans had accumulated benefit obligations in excess of their assets. The Company's net pension liability at the end of fiscal 2001 was adversely impacted by weakened equity markets and lower interst rates. The Company believes these two factors are temporary in nature and should not adversely impact the Plans over their long term estimated lives.

Plan assets at October 31, 2001 are invested in publicly traded and restricted mutual funds, various corporate and government bonds, guaranteed income contracts and listed stocks, including common stock of the Company having a market value of $1,297,000 (50,000 shares) at that date.

A summary of the various components of net periodic pension cost for defined benefit plans and cost information for other plans for the three-year period is shown below (in thousands):

	2001	2000	1999
Defined benefit plans:			
Service cost	$1,794	$1,915	$2,043
Interest cost	1,947	1,908	1,702
Expected return on plan assets	(1,750)	(2,000)	(3,043)
Net amortization and deferral	(647)	(60)	1,433
Net pension expense	$1,344	$1,763	$2,135

A summary of the changes in the projected benefit obligation is shown below (amounts in thousands):

	2001	2000
Benefit obligation – beginning of year	$34,213	$33,643
Service cost	1,794	1,915
Interest cost	1,947	1,908
Benefits and expenses paid	(1,520)	(1,819)
Actuarial assumption changes	4,645	(948)
Plan amendments	(950)	–
Foreign currency exchange rate changes	(1,323)	(486)
Benefit obligation – end of year	$38,806	$34,213

A summary of the changes in the plan assets is shown below (amounts in thousands):

	2001	2000
Plan assets – beginning of year	$30,185	$28,441
Actual return on assets	(2,645)	2,329
Employer contributions	1,770	1,561
Benefits and expenses paid	(1,520)	(1,819)
Foreign currency exchange rate changes	(781)	(327)
Plan assets – end of year	$27,009	$30,185

Assumptions used in the accounting for the defined benefit plans as of October 31 were:

	2001	2000
Domestic Plans		
Weighted-average discount rate	7.25%	7.75%
Rates of increase in compensation levels	4.50%	5.00%
Expected long-term rate of return on assets	9.75%	10.00%
Foreign Plan (Japan)		
Weighted-average discount rate	2.50%	2.75%
Rates of increase in compensation levels	2.75%	3.00%
Expected long-term rate of return on assets	5.00%	5.00%

The changes in the actuarial assumptions referred to above had no impact on pension expense for 2001. Due to assumptions inherent in the actuarial computations, it is reasonably possible that future actual expenses will differ from current actuarial estimates.

The Company sponsors a defined contribution plan that provides all U.S. employees of the Company an opportunity to accumulate funds for their retirement. The Company currently matches 50% of employee contributions up to 6% of qualified wages. Company matching contributions charged to income amounted to $678,000, $638,000, and $567,000 in 2001, 2000, and 1999, respectively. Company matching contributions are made annually in shares of the Company's Common Stock subsequent to the Plan's calendar year end.

NOTE 7 - INCOME TAXES

The components of income before income taxes and the provision for income taxes are summarized as follows (in thousands):

	2001	2000	1999
Income before income taxes			
Domestic	$22,109	$19,675	$16,887
Foreign	8,688	7,920	5,887
	30,797	27,595	22,774
Income taxes (benefit)			
Current			
Domestic - Federal	7,159	3,108	4,290
- State and local	915	567	916
Foreign	3,767	3,815	2,629
Operating loss carryforwards	(265)	–	(203)
	11,576	7,490	7,632
Deferred			
Domestic - Federal	(645)	2,518	36
- State and local	(147)	449	(1)
Foreign	–	(309)	276
	(792)	2,658	311
	10,784	10,148	7,943
Net Income			
Domestic	14,827	13,033	11,646
Foreign	5,186	4,414	3,185
	$20,013	$17,447	$14,831

A reconciliation of the statutory U.S. federal rate to the effective income tax rate follows:

	2001	2000	1999
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State and local taxes on income, net of domestic federal income tax benefit	1.6	2.4	2.5
Impact of foreign subsidiaries on effective rate	1.0	1.2	1.2
Benefit of operating loss carryforwards	(0.9)	–	(0.3)
Tax credits	(2.3)	(2.7)	(2.2)
Prior year tax provision adjustments	(0.2)	0.4	(1.8)
Goodwill amortization with no tax benefit	1.0	1.2	1.5
All other	(0.2)	(.7)	(1.0)
Effective income tax rate	35.0%	36.8%	34.9%

Significant components of the Company's deferred income tax liabilities and assets as of October 31 are as follows (in thousands):

	2001	2000
Deferred income tax liabilities:		
Property, plant and equipment	$5,136	$5,135
Other	–	34
Total deferred income tax liabilities	5,136	5,169
Deferred income tax assets:		
Pension liability	1,986	1,433
Employee benefits	2,655	2,492
Net operating loss carryforwards	116	350
Other accruals and reserves	1,845	1,559
Inventories	1,334	1,288
Other	1,582	1,193
Total deferred income tax assets	9,518	8,315
Less: valuation allowance for deferred income tax assets	116	350
Deferred income tax assets, after valuation allowance	9,402	7,965
Net deferred income tax assets	$4,266	$2,796

The valuation allowance for deferred income tax assets as of October 31, 1999 was $189,000. The decrease in the valuation allowance during fiscal 2001 relates to the utilization of net operating loss carryforwards in Italy and Germany. Although realization of the net deferred income tax asset of $9,402,000 is not assured, management believes it is more likely than not that all of such net deferred income tax assets will be realized. The amount of the net deferred income tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced.

The net operating loss carryforwards in Germany are available indefinitely; the net operating loss carryforwards in Italy expire in 2005.

NOTE 8 – ACQUISITIONS

In the second quarter of fiscal 2001, CUNO closed on two acquisitions – a product line in Australia and a distributor in Europe – for a total cost of $4.5 million. These acquisitions do not have a material effect on the Company's historical financial statements or its pro forma operating results. The amount of goodwill recorded in connection with these acquisitions amounted to $4.3 million. In the second quarter of fiscal 2000, the Company made a contingent consideration payment of $2.9 million related to the previous acquisition of Chemical Engineering Corporation (CEC). This payment was recorded as additional goodwill. There will be no future contingency payments related to the CEC acquisition. The acquisition of CEC included certain life insurance policies on key officers of CEC. In the second quarter of fiscal 2000, CUNO elected to surrender these policies for their cash surrender value upon settlement.

NOTE 9 – SEGMENT FINANCIAL DATA

For management reporting and control, the Company is divided into five geographic operating segments as presented below. Each segment has general operating autonomy over its products.

Operating segment data include the results of all subsidiaries, consistent with the management reporting of these operations. Financial information by geographic operating segment as of and for each of the years ended October 31 is summarized below (amounts in thousands):

	2001	2000	1999
Net sales:			
Europe	$ 42,337	$ 36,724	$ 40,696
Japan	34,807	40,593	30,143
Asia/Pacific	25,427	25,322	24,315
Latin America	12,406	13,788	11,287
Subtotal - Foreign Sales	114,977	116,427	106,441
North America	160,824	157,846	146,248
Elimination of intercompany sales	(31,352)	(31,199)	(32,105)
Consolidated	$244,449	$243,074	$220,584

Each geographic operating segment primarily sells its products to external customers within its country of domicile.

One of the Company's customers accounted for approximately 11.5% of fiscal 2001 sales. The Company believes that no other customer accounts for more than ten percent of sales.

	2001	2000	1999
Operating income:			
North America	$ 19,032	$17,503	$15,313
Europe	2,465	1,330	2,384
Japan	3,380	3,504	1,083
Asia/Pacific	3,543	3,662	3,190
Latin America	1,991	1,928	1,683
Segment total	30,411	27,927	23,653
Interest expense	(545)	(695)	(1,202)
Other income, net	931	363	323
Income before income taxes	$30,797	$27,595	$22,774

Segment operating income consists of net sales less operating expenses. Interest expense and other income, net have not been allocated to segments.

	2001	2000	1999
Assets:			
North America	$144,484	$153,830	$144,385
Europe	30,236	18,972	24,028
Japan	27,868	31,824	31,558
Asia/Pacific	12,601	11,923	13,239
Latin America	6,441	6,345	5,763
General Corporate	25,628	13,814	6,186
Eliminations and other	(40,633)	(47,809)	(40,817)
Consolidated	$206,625	$188,899	$184,342

General corporate assets (principally cash and investments) are not allocated to segments.

Eliminations and other is primarily comprised of intercompany receivables and investments in subsidiaries, both of which are eliminated in the Company's consolidated financial statements.

	2001	2000	1999
Capital Expenditures:			
North America	$ 7,842	$10,185	$10,127
Europe	754	450	648
Japan	812	675	390
Asia/Pacific	975	511	429
Latin America	645	322	101
Consolidated	$ 11,028	$12,143	$11,695

	2001	2000	1999
Depreciation and Amortization:			
North America	$ 6,878	$6,996	$6,274
Europe	894	668	804
Japan	541	540	524
Asia/Pacific	428	460	500
Latin America	311	202	173
Consolidated	$ 9,052	$8,866	$8,275

CUNO sells its products into three principle markets. The potable water market includes applications designed for residential, commercial, and food service customers. The fluid processing market includes customers in industries as diverse as chemical, petrochemical, oil & gas, paints and resins, and electronics. The healthcare market customers include food & beverage providers which require absolute clarity and stability of their products and pharmaceutical and biotechnology companies which require cost-efficient filtration and high levels of purity for production of sterile, contaminate free drugs and diagnostic test kits.

The Company's sales by market are summarized for each of the years ended October 31 (amounts in thousands):

	2001	2000	1999
Net sales:			
Potable Water	$107,263	$101,483	$87,649
Fluid Processing	71,898	78,781	72,269
Healthcare	65,288	62,810	60,666
Consolidated	$244,449	$243,074	$220,584

NOTE 10 - STOCK OPTIONS AND AWARDS

The Company has a stock option and award plan which allows for granting a number of stock incentive instruments, including nonqualified and incentive stock options, restricted stock, performance shares and stock appreciation rights which may be granted as part of a stock option or as a separate right to the holders of any rights previously granted. The plan permits the granting of such stock awards of up to 2,200,000 shares of Common Stock. Accordingly, such shares have been authorized and reserved.

The options are exerciseable at various dates and have varying expiration dates. Approximately 488,000 shares of Common Stock are reserved for issuance to key employees and nonemployee directors under the provisions of these option and award plans as of October 31, 2001.

Awards of performance shares totaled 6,333 in 1999. No such awards were made in 2001 or 2000. Awards of restricted shares totaled 20,219 , 5,500 and 111,402 in 2001, 2000, and 1999, respectively. When rights or awards are granted, associated compensation expense is accrued from the date of the grant to the date such options or awards are exercisable. Shares earned under the plan are based on a formula which may be adjusted at the discretion of the Company's Compensation Committee.

A summary of stock option activity follows:

	Options	Exercise Price
Outstanding at October 31, 1998	492,002	5.96 – 21.50
Options granted	209,000	14.13 – 15.00
Options exercised	(9,144)	5.96 – 15.13
Options forfeited	(16,500)	14.13 – 15.13
Outstanding at October 31, 1999	675,358	7.94 – 21.50
Options granted	211,250	19.75 – 30.06
Options exercised	(16,350)	15.13 – 15.25
Options forfeited	(20,500)	14.13 – 27.50
Outstanding at October 31, 2000	849,758	7.94 – 30.06
Options granted	204,410	25.05 - 30.00
Options exercised	(34,722)	14.13 - 21.50
Options forfeited	(11,250)	14.13 - 27.88
Outstanding at October 31, 2001	1,008,196	7.94 - 30.06

The weighted-average grant-date fair value of options granted was $12.93, $5.69, and $8.86 in 2001, 2000, and 1999, respectively. The following table summarizes information concerning currently outstanding options:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 5 – $10	26,438	2.50	$ 8.79	26,438	$ 8.79
10 – 15	230,598	6.11	13.18	142,098	12.59
15 – 20	521,750	6.43	17.30	407,250	15.93
20 – 25	7,500	6.77	21.28	7,000	21.50
25 – 30	219,160	9.01	27.63	–	–
30 – 35	2,750	9.52	30.02	–	–
	1,008,196			582,786	

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to October 31, 1995, under the fair-value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions: risk-free interest rates ranging from 3.8% to 6.5%, no dividend yield, expected volatility of the market price of Company Common Stock ranging from 14% to 69%, and an expected option life of five years.

The risk-free interest rate is based on short-term treasury bill rates. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The Company's pro forma information compared to as reported information follows (dollars in thousands):

		2001	2000	1999
Net Income:	As reported	$20,013	$17,447	$14,831
	Pro forma	18,822	16,602	13,968
Basic earnings per share:	As reported	1.23	1.08	0.92
	Pro forma	1.15	1.03	0.87
Diluted earnings per share:	As reported	1.20	1.05	0.91
	Pro forma	1.13	1.00	0.86

These pro forma effects may not be representative of the effects on future years because of the prospective application required by SFAS 123, and the fact that options vest over several years and new grants generally are made each year.

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures of financial instruments:

Cash and cash equivalents:

The carrying amounts reported for cash and cash equivalents approximate fair value.

Long and short-term debt:

The carrying amounts of the Company's borrowings under its short-term credit agreements approximate their fair value. The fair values of the long-term debt are estimated using discounted cash flow analysis, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company's long-term debt approximates its carrying value because of the variable interest rate of the majority of the debt.

The carrying amounts and fair values of the Company's financial instruments follows:

	October 31,			
	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$25,628	$25,628	$ 13,814	$ 13,814
Bank loans	13,266	13,266	14,233	14,233
Long-term debt	3,621	3,888	4,168	3,566

The carrying amounts of accounts receivable and accounts payable and accrued expenses approximate fair value because of the short-term nature of those transactions.

Foreign currency exchange contracts:

The Company utilizes forward foreign exchange contracts to hedge specific exposures relating to intercompany payments (primarily parent company export sales to subsidiaries at pre-established U.S. dollar prices) and other specific and identified exposures. The terms of the forward foreign exchange contracts are matched to the underlying transaction being hedged, and are typically under one year. Because such contracts are directly associated with identified transactions, they are an effective hedge against fluctuations in the value of the foreign currency underlying the transaction.

At October 31, 2001 and 2000, the Company held contracts for $6,288,880 and $3,041,000 respectively, with fair values of $6,414,442 and $3,181,000, respectively. The fair value of foreign currency exchange contracts is estimated based on quoted exchange rates at year end.

NOTE 12 - CONTINGENCIES

The Company is, from time to time, subject to various legal actions, governmental audits, and proceedings relating to various matters incidental to its business including product liability and environmental claims. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, after reviewing such matters and consulting with the Company's counsel and considering any applicable insurance or indemnifications, any liability which may ultimately be incurred is not expected to materially affect the consolidated financial position, cash flows or results of operations of the Company.

NOTE 13 - QUARTERLY DATA (unaudited)

A summary of the Company's quarterly data follows (in thousands, except per-share amounts):

2001	First	Second	Third	Fourth	Total
Net sales	$58,586	$60,186	$63,441	$62,236	$244,449
Gross profit	25,062	26,667	28,287	28,364	108,380
Net income	3,828	4,522	5,704	5,959	20,013
Basic earnings per share	$0.24	$0.28	$0.35	$0.37	$1.23
Diluted earnings per share	$0.23	$0.27	$0.34	$0.36	$1.20
2000					
Net sales	$57,734	$58,910	$62,795	$63,635	$243,074
Gross profit	24,325	25,474	27,115	27,571	104,485
Net income	3,258	3,872	5,019	5,298	17,447
Basic earnings per share	$0.20	$0.24	$0.31	$0.33	$1.08
Diluted earnings per share	$0.20	$0.23	$0.30	$0.32	$1.05

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

Summary of Financial Data

(in thousands, except per share data and ratios)

	2001	2000	1999	1998 (1)	1997
INCOME DATA					
Net sales	$244,449	$243,074	$220,584	$198,845	$187,478
Gross profit	108,380	104,485	96,550	86,304	81,312
Operating income	30,411	27,927	23,653	11,923	20,231
Income before income taxes	30,797	27,595	22,774	11,249	18,593
Net income	20,013	17,447	14,831	6,355	12,085
Basic earnings per share	1.23	1.08	0.92	0.40	0.83
Diluted earnings per share	1.20	1.05	0.91	0.39	0.81
OTHER FINANCIAL DATA					
Total assets	206,625	188,899	184,342	171,566	146,325
Working capital	55,437	41,921	35,309	31,164	24,949
Net plant investment	65,595	63,187	60,352	56,072	48,529
Capital expenditures	11,028	12,143	11,695	11,860	7,589
Long-term debt	2,893	3,422	8,761	15,437	4,779
Stockholders' equity	140,171	119,518	104,574	90,301	81,890
RATIOS					
Gross profit to net sales	44.3%	43.0%	43.8%	43.4%	43.4%
Operating income to net sales	12.4%	11.5%	10.7%	6.0%	10.8%
Net income to net sales	8.2%	7.2%	6.7%	3.2%	6.4%
Effective income tax rate	35.0%	36.8%	34.9%	43.5%	35.0%
Net income to average stockholders' equity	15.4%	15.6%	15.2%	7.4%	19.3%
Ratio of current assets to current liabilities	2.0:1	1.7:1	1.6:1	1.5:1	1.5:1
Ratio of long-term debt to stockholders' equity plus long-term debt	2.0%	2.8%	7.7%	14.7%	5.5%

(1) Included in the 1998 results are an unusual charge for inventory write-down reducing gross profit by $2,245 and reorganization and other unusual charges of $7,439, reducing operating income by $9,684 and net income by $6,937 (net of income taxes of $2,747), or $0.43 per share.

Directors

Mark G.Kachur
Chairman, President and Chief Executive Officer

Joel B. Alvord
President and Managing Director
Shawmut Capital Partners, Inc.

Charles L. Cooney, Ph.D
Professor of Chemical and Biochemical Engineering
Massachusetts Institute of Technology

Frederick C. Flynn, Jr.
Senior Vice President - Finance & Administration and Chief Financial Officer

John M. Galvin
Vice Chairman and Director (retired),
The Irvine Company

C. Edward Midgley
Advisor, UBS Warburg

David L. Swift
Chairman, President and Chief Executive Officer (retired), Acme-Cleveland Corporation

Investor Information

Auditors
Ernst & Young LLP

Registrar and Transfer Agent
Please address general correspondence to:
EquiServe Trust Company, N.A.
c/o EquiServe
PO Box 2500
Jersey City, NJ 07303-2500
Website: www.equiserve.com

Annual Meeting
March 27, 2001

Form 10-K
Copies of Form 10-K for fiscal 2001, which is filed with the Securities and Exchange Commission, will be available without charge to each stockholder of the Company upon written request made to the Secretary, CUNO Incorporated, 400 Research Parkway, Meriden, CT 06450.

Investor Contact: Frederick C. Flynn, Jr., Senior Vice President and Chief Financial Officer (203) 238-8847 or visit www.cuno.com

Officers

Mark G.Kachur *
Chairman of the Board of Directors,
President and Chief Executive Officer

Timothy B. Carney *
Vice President, General Manager and
President - U. S. Water Group

William J. DeFrances
Treasurer, Assistant Controller and
Assistant Secretary

Anthony C. Doina*
Vice President and General Manager
U.S. Process

*Executive Officers

Frederick C. Flynn, Jr. *
Senior Vice President - Finance and Administration, Chief Financial Officer, Controller and Assistant Secretary

Thomas J. Hamlin *
Senior Vice President - Research and Development

Michael A. Hawes
Vice President

Yasuki Kido
Vice President

John A. Tomich *
General Counsel and Secretary

Witold J. Witwicki
Vice President - Information Technology

Vice Presidents

Paul Gaston Cleveland
Vice President

Thomas A. Holler
Vice President - Marketing

Peter M. Meier
Vice President - Specialty Membrane Products

Dan Tenney
Vice President - Corporate Quality Assurance

Service Worldwide

Visit us at www.cuno.com

Cuno Incorporated

Executive Office and World Headquarters

CUNO Incorporated
400 Research Parkway
Meriden, Connecticut 06450
Tel: 203/237-5541
Fax: 203/238-8962
Website: www.cuno.com

Principal Operating Subsidiaries

France
CUNO Europe S.A.
Chemin Du Contre Halage
62730 - Les Attagues (Calais)

Australia
CUNO Pacific Pty. Ltd.
140 Sunnyholt Road
Blacktown, N.S.W. 2148

Singapore
CUNO Filtration Asia Pte. Ltd.
18 Tuas Link 1 (3rd Floor)
Singapore 638599

Japan
CUNO K.K.
Hodogaya Station Building 6f
1-7, Iwai-Cho, Hodogaya-Ku
Yokohama 240-0023

Brazil
CUNO Latina Ltda.
Rua AMF do Brasil, 251A
18120-000 Mairinque SP

USA
Chemical Engineering Corporation
12628 U.S. Route 33 North
Churubusco, Indiana 46723

LITAR2001